

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2018

Fabian Tenenbaum
President and Chief Executive Officer
Bellerophon Therapeutics, Inc.
184 Liberty Corner Road, Suite 302
Warren, New Jersey 07059

> **Re: Bellerophon Therapeutics, Inc.**
> **Registration Statement Filed on Form S-3**
> **File No. 333-225878**
> **Filed June 25, 2018**

Dear Mr. Tenenbaum:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abigail Jacobs at 202-551-2909 or Mary Beth Breslin at 202-551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Kenneth Koch